00000000013f

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:

Rolling Thunder announces $6.0 million bought deal private placement financing

CALGARY, May 9 /CNW/ - Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) announces it has entered into a private placement financing agreement, on a bought-deal basis, with a syndicate of underwriters led by Acumen Capital Finance Partners Limited and including Clarus Securities Inc. and Dundee Securities Corporation. Under the terms of the agreement, Rolling Thunder will issue by way of a private placement 2,727,273 Class A common shares at a price of $1.10 per share and 2,222,223 common shares on a flow-through basis at $1.35 per flow-through share for aggregate gross proceeds of $6.0 million. In addition the underwriters have been granted an option, exercisable prior to closing, to place up to an additional 500,000 Class A common shares and up to an additional 1,481,482 flow through shares at the same issue prices for additional gross proceeds of up to $2.55 million resulting in total gross proceeds of approximately $8.55 million if the option is exercised in full. The private placement is expected to close on or about May 29, 2007, and is subject to receipt of all necessary regulatory approvals. Proceeds from the private placement will be used to finance the Corporation's ongoing exploration and development activities.

Rolling Thunder is a Calgary, Alberta based corporation engaged in the exploration, development and production of petroleum and natural gas. The Corporation's class A shares and class B shares are listed on the TSX Venture exchange under the trading symbols "ROL.A" and "ROL.B", respectively.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00022182E

/For further information: To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact  Peter Bolton, President & Chief Executive Officer, (403) 532-6221,

peterb(at)rollingthunderexploration.com;

Kamelia Wong, Chief Financial Officer,

(403) 532-6223, kameliaw(at)rolingthunderexploration.com/

(ROL.A. ROL.B. RTHXF)

CO: Rolling Thunder Exploration Ltd.

CNW 08:46e 09-MAY-07